November 30, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attention: Stacie Gorman

Re:	ST Energy Transition I Ltd. (the “Issuer”)

Registration Statement on Form S-1

Filed November 11, 2021

File No. 333-261056

Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the representative of the underwriters, hereby joins in the request of the Issuer that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time, on December 2, 2021, or as soon thereafter as practicable, or at such other time as the Issuer or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, requests by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each prospective underwriter or dealer, who is reasonably anticipated to participate in the distribution of the Issuer’s securities registered in connection with the above-reference Registration Statement, as many copies of the proposed preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY & CO. LLC
as representative of the underwriters

By:	/s/ James Watts
Name: James Watts
Title: Executive Director

[Signature Page to Acceleration Request]